August 8, 2008                                                                                                                     Stock Symbols: TSX: QC
AMEX/AIM: QCC

QUEST CAPITAL REPORTS STRONG GROWTH IN
SECOND QUARTER 2008

 Interest Income Up 23%
 Loan Portfolio Up 46%
Second Quarterly Dividend of $0.045 Per Share Declared

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) today reported its financial results for the three and six months ended June 30, 2008 – including strong growth in interest income and mortgage loans – and expressed a confident outlook for the second half of 2008. Quest’s mortgage assets are located exclusively in Canada, it does not lend into the United States.

“Quest is firmly on track with the growth strategy we introduced for 2008,” said Stephen Coffey, President and Chief Executive Officer. “We are experiencing a significant increase in new lending opportunities from quality borrowers and are meeting this demand as a dedicated Mortgage Investment Corporation or MIC.”

A MIC is a tax-advantaged Canadian corporation through which the Canadian government encourages residential mortgage lending. As a MIC, Quest can distribute its entire taxable income by way of dividends to shareholders and deliver increasing yield as compared to taxable corporations, as dividends paid are tax deductible to the Company.  Dividends received from a MIC are taxed as interest.

 “Quest’s results to date are satisfying and include growth in interest income, a sizeable increase in our loan portfolio based on good funding volumes, a reduction in impaired loans and the payment of an attractive dividend,“ said Mr. Coffey.  “Our ability to reduce taxable income through the payment of dividends to shareholders has helped us to increase shareholder yield and after-tax earnings. Net income for the second quarter of 2008 is the highest since the fourth quarter of 2006. During the quarter, we also took the first steps towards applying for a deposit-taking license. This is a major initiative that, if successful, will accelerate our growth potential in future years.”

Second Quarter Highlights

•
Interest income increased 23% to $11.5 million in the second quarter of 2008, compared to $9.4 million during the same period in 2007. This increase was the result of a 38% year-over-year growth in average outstanding loans.

•	The Company’s loan portfolio grew to $350.4 million at June 30, 2008, representing a 26% increase from December 31, 2007 and a 46% increase from June 30, 2007.

•
Total loans funded during the quarter were $72 million compared to $59 million in the comparative period in 2007 – a 22% increase.  Quest also syndicated $5.7 million in loans, compared to $4.3 million a year ago.

•
Net income was $7.5 million ($0.05 per share basic and diluted) compared to $7.4 million ($0.05 per share basic and diluted) during the same period last year – despite an expected drop in other income from corporate finance and investment operations that were discontinued late in 2007.  The comparative period in 2007  also included a $3.6 million gain related to the sale of marketable securities.

Quarterly Dividend of $0.045 Per Share Declared

The Board of Directors declared a quarterly dividend of $0.045 per share, payable on  September 30, 2008 to shareholders of record on September 15, 2008. Quest’s objective is to increase value for shareholders while reducing taxable corporate income. It accomplishes this objective through its dividend strategy which involves achieving a high payout ratio each year. The current dividend declaration follows the June 30, 2008 dividend payment of $0.045 per share which produced a  payout ratio on income before taxes for the second quarter of 2008 of 82% compared to 34% a year earlier.

Six Month Highlights

For the six months ended June 30, 2008:

•	Interest income was $22.7 million compared to $19.5 million last year, a 16.4% increase.

•	Net income was $14.6 million, virtually unchanged from a year earlier.

•	Earnings per share (basic and diluted) were $0.10, also unchanged from the same period in 2007.

•	Total loans funded grew 77% to $149.4 million compared to $84.5 million during the comparative period in 2007.

Other Performance Metrics

•	At June 30, 2008, total assets were $366.5 million representing a 24% increase from $295.8 million a year earlier.

•	Shareholders’ equity at June 30, 2008 was $295.5 million compared to $288.3 million a year earlier – a 2.5% increase.

•	At June 30, 2008, impaired loans totalled $12.4 million, a significant improvement over impaired loans of $23.0 million a year ago.

“With estimated underlying security of $20 million on our impaired loans, we expect to avoid losses and maintain our track record of credit quality,” said Jim Grosdanis, Chief Financial Officer. “Moreover, because we are targeting to achieve an increasing level of  geographic diversification within our portfolio, we have confidence that we can continue to achieve one of our main objectives: preservation of capital.”

Outlook

“Looking forward, we’re confident about our prospects,” said Mr. Coffey. “From a capital perspective, we have drawn down $66.5 million of our $88.0 million revolving debt facility at June 30, 2008.  So while we’ve been very efficient in using leverage, we still have room to support the addition of quality mortgages including the use of syndication. From a market perspective, while we’re cognizant of the fact that Canadian real estate markets are not as strong as last year, they still provide more than adequate support for Quest. We’re particularly pleased with the reception we’ve been given in the selected locations in the Ontario market since opening there earlier this year and expect our mortgage portfolio there to grow in the second half. This complements our additional penetration into the Saskatchewan market. In terms of adding value to shareholders, we remain optimistic.”

SECOND QUARTER CONFERENCE CALL

Quest Capital will host a conference call at 11 a.m. Eastern today to discuss its second quarter performance. To access the call live, please dial 1-800-762-8908.  The call will be recorded and a replay made available for one week ending Friday, August 15, 2008 at midnight. The replay may be accessed approximately one hour after the call by dialing 416-640-1917 and entering passcode 21279182 followed by the number sign (#).

About Quest

Quest Capital Corp. is a leading Mortgage Investment Corporation serving Canadian real estate markets. Quest’s objective is to become Canada’s largest Mortgage Investment Corporation in terms of (i) equity, (ii) loans generated and (iii) profitability.

Quest’s strategy is to deploy its financial capital at superior rates of return while minimizing risk in the process. The three principles of Quest’s investing strategy are capital preservation, obtaining an attractive yield on lending activities and profitable growth.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR
(www.sedar.com) or contact:

Contact in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624 A. Murray Sinclair, Co-Chairman (P): 604-687-8378 Toll Free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay (P): 011 44 20 7050 6500

Forward Looking Statements

This press release includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement.

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614